UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2025

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel

+972-73-541-2206

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Private Placement

On June 5, 2025, Steakholder Foods Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Gefen Capital Investments’ LP. – Series Twine (“Gefen”), the controlling shareholder of Twine Solutions Ltd., (“Twine”) for the purchase and sale in a private placement (the “Private Placement”) of 124,286 American Depositary Shares (“ADS”), each representing five hundred ordinary shares of the Company, no par value, at an offering price of $7.00 per ADS. The Private Placement closed on June 10, 2025 (the “Closing Date”).

The aggregate gross proceeds to the Company from the Private Placement were $870,000. The Company is required to use the proceeds from the Private Placement to provide funding to Twine pursuant to the Twine Convertible Loan Agreement (as defined below).

Pursuant to the Purchase Agreement, the Company agreed to file a registration statement with the SEC, providing for the resale of the ADSs issued in the Private Placement as soon as practicable (and in any event within 90 calendar days of the date of the Purchase Agreement), and to use commercially reasonable efforts to have such resale registration statement declared effective by the Securities and Exchange Commission (“SEC”) within three trading days after the Company or its counsel has been advised that the staff of the SEC has “no review” or no further comments, and in any case by August 31, 2025, and to keep such resale registration statement effective at all times until Gefen no longer owns any ADS. The Purchase Agreement contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto.

D.B.W. Convertible Loan Agreement

On June 5, 2025, the Company entered into a convertible loan agreement (the “D.B.W. Convertible Loan Agreement”) with D.B.W. Holdings (2005) Ltd. (the “Lender”) pursuant to which the Lender provided the Company with a convertible loan in the amount of $870,000 (the “D.B.W. CLA Loan Amount”). The D.B.W. CLA Loan Amount bears interest at the rate of 8% per annum, has a maturity date of May 30, 2027 (the “D.B.W. Maturity Date”) and may be repaid in whole or in part at any time by the Company. The closing of the transaction contemplated by the D.B.W. Convertible Loan Agreement was June 10, 2025. The Company is required to use the D.B.W. CLA Loan Amount to provide funding to Twine pursuant to the Twine Convertible Loan Agreement (as defined below).

Pursuant to the D.B.W. Convertible Loan Agreement, in the event that the Company consummates a transaction or a series of transactions pursuant to which it will acquire the entire outstanding share capital of Twine (the “Acquisition Transaction”) prior to August 30, 2025, unless extended by up to thirty (30) days by written notice to Company from Lender (the “Target Date”), then three (3) business days following the closing of the Acquisition Transaction (the “Conversion Date”), the outstanding D.B.W. CLA Loan Amount shall be automatically and without further action converted into the Company’s ADSs (the “D.B.W. Conversion Shares”), at a conversion price of $7.00 per ADS (the “D.B.W. Conversion Price”). The number and kind of D.B.W. Conversion Shares and the D.B.W. Conversion Price are subject to adjustments as set forth in the D.B.W. Convertible Loan Agreement. In the event that the Acquisition Transaction is not consummated by the Target Date, the D.B.W. CLA Loan Amount shall not be converted and shall become due and payable on the D.B.W. Maturity Date.

Pursuant to the D.B.W. Convertible Loan Agreement, the Company agreed to file the Resale Registration Statement providing for the resale of the Conversion Shares issuable upon the conversion of the D.B.W. CLA Loan Amount as soon as practicable (and in any event within 90 calendar days of the date of the D.B.W. Convertible Loan Agreement), and to use commercially reasonable efforts to have such resale registration statement declared effective by the SEC within three Trading Days after the Company or its counsel has been advised that the staff of the SEC has “no review” or no further comments, and in any case by August 31, 2025, and to keep such resale registration statement effective at all times until Lender no longer owns any D.B.W. Conversion Shares. The D.B.W. Convertible Loan Agreement contains customary contains representations, warranties and other provisions customary for transactions of this nature, including various negative and affirmative covenants and events of default.

Twine Convertible Loan Agreement

On June 5, 2025, the Company entered into a convertible loan agreement (the “Twine Convertible Loan Agreement”) with Twine pursuant to which the Company provided Twine with a convertible loan in the amount of $1,740,000 (the “Twine CLA Loan Amount”). The Twine CLA Loan Amount bears interest at the rate of 8% per annum, has a maturity date of August 31, 2025 unless extended by up to thirty (30) days by written notice to the Company from Twine (the “Twine Maturity Date”) and may not be repaid in whole or in part by Twine prior to the Twine Maturity Date without the Company’s prior written consent. The closing of the transaction contemplated by the Twine Convertible Loan Agreement was June 10, 2025. The proceeds for the Twine Convertible Loan Agreement are intended to be used by Twine to accelerate its commercial expansion.

Pursuant to the Twine Convertible Loan Agreement, in the event that the Company consummates the Acquisition Transaction prior to the Twine Maturity Date (such date, the “Twine Conversion Date”), the Company shall, subject to the provisions of the Twine Convertible Loan Agreement, have the option to either (i) leave the Twine CLA Loan Amount outstanding until Twine Maturity Date, on which date Twine will repay the Twine CLA Loan Amount in full plus interest or (ii) convert the Twine CLA Loan Amount into Series BB Preferred Shares of Twine (the “Twine Conversion Shares”), or any other securities into which such Twine Conversion Shares have been converted or exchanged for prior to the Twine Conversion Date, at a conversion price of $0.02079 per Twine Conversion Share, unless adjusted in accordance with the Twine’s articles of association (the “Twine Conversion Price”). In the event that the Acquisition Transaction is not consummated by the Twine Maturity Date, the Twine CLA Loan Amount shall be automatically and without further action converted into the Twine Conversion Shares at the Twine Conversion Price.

The Twine Convertible Loan Agreement contains customary representations, warranties and other provisions customary for transactions of this nature, including various negative and affirmative covenants and events of default.

Non-Binding Memorandum of Understanding for Acquisition Transaction

On June 5, 2025, the Company entered into a non-binding memorandum of understanding with Twine with respect to the Acquisition Transaction. The Acquisition Transaction remains subject to final due diligence, definitive agreements, approval by the Company’s shareholders at a general meeting and customary closing conditions

The foregoing description of each of the Purchase Agreement, the D.B.W. Convertible Loan Agreement and the Twine Convertible Loan Agreement is not complete and is qualified in its entirety by reference to the full text of each such agreement, a copy of which is filed herewith as Exhibit 10.1, 10.2 and 10.3 to this Report on Form 6-K, respectively, and is incorporated herein by reference.

On June 11, 2025, the Company issued a press release, attached hereto as Exhibit 99.1, announcing the foregoing events.

This Form 6-K, excluding Exhibit 99.1 attached hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1	Securities Purchase Agreement, dated as of June 5, 2025, between Steakholder Foods Ltd. and Gefen Capital Investments’ LP. – Series Twine
10.2	Convertible Loan Agreement, dated as of June 5, 2025, between Steakholder Foods Ltd. and D.B.W. Holdings (2005) Ltd.
10.3	Convertible Loan Agreement, dated as of June 5, 2025, between Steakholder Foods Ltd. and Twine Solutions Ltd.
99.1	Press release, dated June 11, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: June 11, 2025

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